UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 5-41652

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HCA 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HCA Inc.
One Park Plaza
Nashville, Tennessee
37203

HCA 401(k) Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2004 and 2003

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:

Statements of Net Assets Available for Benefits (Modified Cash Basis)	2
Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)	3
Notes to Financial Statements (Modified Cash Basis)	4

Supplemental Schedules:

Schedule of Delinquent Participant Contributions (Modified Cash Basis)	22
Schedule of Assets (Held at End of Year) (Modified Cash Basis)	23

Signature

Exhibit 23 – Consent of Ernst & Young, LLP

Report of Independent Registered Public Accounting Firm

Retirement Committee
HCA Inc.

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the HCA 401(k) Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan’s net assets available for benefits (modified cash basis) as of December 31, 2004 and 2003, and the changes therein (modified cash basis) for the years then ended, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of delinquent participant contributions for the year ended December 31, 2004 and assets (held at end of year) as of December 31, 2004, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules (modified cash basis) have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Nashville, Tennessee	/s/ Ernst & Young, LLP
June 23, 2005

HCA 401(k) Plan

Statements of Net Assets Available for Benefits
(Modified Cash Basis)

	December 31
	2004	2003

Assets
Investments, at fair value:
Participation in Fixed Income Pool	$532,342,101	$400,106,874
Participation in Interest Income Pool	503,369,864	419,076,504
Participation in Large Company Growth Pool	368,731,369	288,539,380
Participation in Large Company Value Pool	461,632,468	350,673,886
Participation in Small Company Growth Pool	220,030,552	173,044,835
Participation in Small Company Value Pool	397,528,459	269,811,770
Participation in International Pool	194,293,831	129,668,558
Participation in Company Stock Pool	780,541,938	697,817,417
Collective Funds	278,569,127	221,124,889

Total Participation in HCA Inc. Master Retirement Trust	3,737,039,709	2,949,864,113
Participant loans	120,832,381	96,686,571

Net assets available for benefits	$3,857,872,090	$3,046,550,684

See accompanying notes.

HCA 401(k) Plan

Statements of Changes in Net Assets Available for Benefits
(Modified Cash Basis)

	Years Ended December 31
	2004	2003

Additions to net assets attributed to:
Participant contributions	$307,546,313	$267,741,283
Employer contributions	54,248,130	45,229,053
Participant loan interest	4,525,223	3,970,444
Net investment results from HCA Inc. Master Retirement Trust	221,275,885	412,409,543
Assets transferred into the Plan from EPIC Healthcare Group, Inc. Profit Sharing Plan and Healthtrust, Inc. 401(k) Retirement Program	474,655,201	—

Total additions to net assets	1,062,250,752	729,350,323

Deductions from net assets attributed to:
Benefits paid to participants	242,756,393	170,213,972
Administrative expenses	8,172,953	5,214,971

Total deductions from net assets	250,929,346	175,428,943

Net increase	811,321,406	553,921,380

Net assets available for benefits:
Beginning of year	3,046,550,684	2,492,629,304

End of year	$3,857,872,090	$3,046,550,684

See accompanying notes.

HCA 401(k) Plan

Notes to Financial Statements
(Modified Cash Basis)

December 31, 2004

1. Description of the Plan

The following description of the HCA 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, established January 1, 1983, which provides retirement benefits for all eligible employees of HCA Inc. or its affiliates (the Company or HCA), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants are eligible to participate on the first day of the month following two months of continuous employment and upon attaining age twenty-one.

Contributions and Vesting

Participants may defer from 1% to 50% of eligible salary to the Plan. Such amounts, along with earnings thereon, are fully vested at all times. The Company, in its sole discretion, may limit the contributions of highly compensated employees. Participants who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions subject to Internal Revenue Code limitations.

The Company contributes to the Plan a matching employer contribution of $0.50 for every dollar of participant deferrals, up to the first 3.0% of eligible compensation deferred (Matching Contribution). The Company may, at its sole discretion, make a Stock Bonus Contribution or a Profit Sharing Contribution to the Plan for any Plan year, which will be shared among active participants for the Plan year. Participants are 100% vested in all Company Matching Contributions after three years of vesting service. The Plan provides for a vesting schedule relative to the Stock Bonus Contribution and Profit Sharing Contribution that occurs ratably beginning with three years of vesting service, with 100% vesting occurring after seven years of vesting service. Participants will be fully vested upon retirement, death or disability, without regard to years of vesting service.

HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from their accounts a minimum of $1,000, but borrowings may not exceed the lesser of $50,000, reduced by all other outstanding loans, or 50% of the participant’s total vested account balance. Loan terms range from one to five years (ten years if loan is used to acquire a principal residence). The loans are secured by the balance in the respective participant’s account and bear interest at rates commensurate with local prevailing rates. Principal and interest are paid ratably through payroll deductions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions. Additionally, each participant’s account is credited/charged with Plan earnings/losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Benefit Payments

A participant can only receive a distribution in the form of a lump sum payment. Upon the death of a participant, the vested account balance will be distributed in a single lump sum. Hardship withdrawals are permitted under the Plan.

Administrative Expenses

In accordance with the Plan document, expenses incurred to administer the Plan are paid by the Plan unless paid by the Company, at the Company’s discretion.

HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan, subject to the provisions of ERISA. Upon termination of the Plan, each participant will be fully vested in the value of his/her account after payment of any accrued expenses and liabilities of the Plan.

Plan Merger

The Healthtrust, Inc. 401(k) Retirement Program and the EPIC Healthcare Group, Inc. Profit Sharing Plan, which were participants in the Master Trust, merged into the Plan effective midnight December 31, 2003. On January 1, 2004, the Plan reflected assets transferred in at fair value of $474,655,201.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements and supplemental schedules have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under this basis, investment assets are reported at fair value, net realized and unrealized appreciation (depreciation) in fair value of investments is recognized, contributions are recognized when received rather than as earned, and benefits and expenses are recognized when paid. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Valuation of Investments

The Plan’s investments in the HCA Inc. Master Retirement Trust (Master Trust) are participant directed and stated at fair value, except for certain investment contracts held in the Interest Income Fund. Securities traded on a national securities exchange, including HCA Inc. common stock, are valued at the last reported sales price on the primary exchange on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. When such prices are unavailable, The Northern Trust Company (the Trustee) determines a valuation from the market maker dealing in that particular security. Real estate, joint ventures, and other limited partnerships owned by the Master Trust are valued at the appraised values available as of the last business day of the Plan year. The fair value of participation units owned

HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments (continued)

by the Master Trust in the collective trust funds are based on quoted redemption values on the last business day of the Plan year. Investments in the insurance general account are reported at contract value. Participant loans are valued at their outstanding balance, which approximates fair value.

Investment contracts held in the Master Trust are wrapper contracts with insurance companies that generally change the investment characteristic of underlying securities (including investments in the Fixed Income Pool) to those of guaranteed investment contracts. The investment contracts are fully benefit-responsive and are recorded at their contract values. The contract values represent participant contributions (less any participant withdrawals), reinvested income and accruals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise. The contract value of the investment contracts at December 31, 2004 and 2003 was $235,963,009 and $222,744,868, respectively. The fair value of the investment contracts at December 31, 2004 and 2003 was $261,581,824 and $245,436,378, respectively. The crediting interest rate for these investment contracts is reset quarterly by the issuer and ranged from 5.702% to 6.391% during 2004 and 5.687% to 5.822% during 2003. The crediting interest rates were 6.391% at December 31, 2004 and 5.702% at December 31, 2003.

Derivative Financial Instruments

The Master Trust, through activities of certain of its investment managers, uses derivative financial instruments in connection with its normal trading activities in an effort to improve investment returns, manage exposure to fluctuations in interest rates or otherwise manage risk. A derivative financial instrument is a security or contractual agreement that derives its value from some other security, commodity, currency, or index. The Master Trust is invested in various types of derivative financial instruments including forward contracts, futures contracts, swaps, options, investment contracts, and collateralized mortgage obligations.

The Master Trust’s equity and fixed income investment managers are permitted to hedge the currency risks of their foreign security investments. In addition, certain equity and fixed income investment managers are permitted to use derivative instruments as part of their investment

HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

2. Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments (continued)

strategies. These strategies use derivative instruments to replicate the risk/return profile of assets, asset classes, equity or fixed income market indices and to assist in the management of the risk exposure of the investment portfolio. The investment managers are prohibited from using derivatives for speculative purposes and any hedged positions are not permitted to exceed the level of exposure in the related Master Trust assets. Changes in fair value of the derivative financial instruments are recorded separate from the related investment (see Note 3 - Investments). As such, a change in fair value of the derivative financial instruments, including associated investment income (loss), may offset or reflect an inverse relationship with a change in fair value, including associated investment income (loss), in the related investment. The Master Trust’s investment managers are required to combine such changes in the fair value, including associated investment income (loss), of the derivative financial instruments with those of the related investments to determine the effectiveness of their strategies.

The Master Trust is exposed to risks from unfavorable changes in interest rates or market values of the securities underlying the derivative financial instruments. The Master Trust is also exposed to credit risk in the event of nonperformance by the counterparties to the derivative instruments. However, the Master Trust seeks to minimize its exposure to credit loss by requiring settlement with the counterparties as frequently as daily and/or requiring settlement based upon pre-established dollar amount limits with those counterparties. The Master Trust does not anticipate nonperformance by the counterparties and generally does not require counterparty collateral.

Use of Estimates

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

3. Investments

All of the Plan’s investments (except participant loans) are in the Master Trust, which invests in a variety of investments and was established for the investment of assets of the Plan and several other Company-sponsored retirement plans. The Master Trust includes several Master Trust Investment Accounts (or “Investment Pools”). Each participating retirement plan has an undivided interest in the Investment Pool selected by the Plan. The Investment Pools that the Plan invests in are disclosed separately. At December 31, 2004 and 2003, the Plan’s interest in the net assets of the Master Trust was approximately 62.18% and 54.65%, respectively. Investment income and expenses are allocated to the Plan based upon each plan’s share of elected investments and the income and expenses earned/charged on those investments.

The following table presents the net assets of the Master Trust at December 31:

	2004	2003

Investments, at fair value:
Money market securities	$179,592,156	$182,917,851
U.S. government securities	631,059,350	499,420,434
Corporate bonds - preferred	568,700,793	478,367,180
Corporate bonds - other	150,857,530	142,814,919
Corporate stock - preferred	15,986,713	19,503,251
Corporate stock - common	2,290,703,541	1,964,025,255
HCA common stock	767,801,070	917,645,147
Interest in partnerships/joint ventures	14,249,162	31,902,491
Interest in collective trusts	1,383,621,313	1,178,682,361
Interest in registered investment companies	104,578,658	86,109,247
Interest in insurance general account	7,321,041	7,042,562
Synthetic guaranteed investment contract wrapper	(25,618,815)	(22,691,510)
Other investments	25,392,500	17,697,507

Total investments	6,114,245,012	5,503,436,695

Investment income receivable	13,898,367	18,187,068

Total assets	6,128,143,379	5,521,623,763
Other liabilities	(20,849,642)	(20,996,441)
Pending trades	(97,671,015)	(102,758,702)

Total net assets of the Master Trust	$6,009,622,722	$5,397,868,620

HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

3. Investments (continued)

Investment income for the Master Trust for the years ended December 31, 2004 and 2003:

	2004	2003

Net appreciation (depreciation) in the fair value of investments:
U.S. government securities	$(1,765,078)	$(5,790,497)
Corporate bonds - preferred	(2,131,076)	(1,434,094)
Corporate bonds - other	378,966	5,813,992
Corporate stock - preferred	(3,241,599)	(2,224,017)
Corporate stock - common	271,548,689	499,052,901
HCA common stock	(61,293,218)	19,232,197
Interest in partnerships/joint ventures	2,630,411	(3,797,136)
Interest in collective trusts	110,970,343	189,249,125
Interest in registered investment companies	7,470,691	10,984,250
Other investments	15,765,264	12,809,831

Total net appreciation	340,333,393	723,896,552

Interest and dividends	101,650,621	83,861,495

Total investment income	$441,984,014	$807,758,047

HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

3. Investments (Continued)

The following schedules represent the net assets and investment income (loss) for each investment pool owned by the Master Trust in which the Plan’s participants had directed investments during the years ended December 31, 2004 and 2003:

Fixed Income Pool

	December 31
	2004	2003

Investments, at fair value:
Money market securities	$168,231,818	$169,728,379
U.S. government securities	631,059,350	499,418,658
Corporate bonds - preferred	568,700,793	477,608,382
Corporate bonds - other	150,232,698	142,623,293
Corporate stock - preferred	12,832,914	16,480,401
Corporate stock - common	623,475	501,084
Interest in partnerships/joint ventures	10,968,913	29,961,279
Interest in collective trusts	156,268,965	178,843,529
Other investments	16,224,398	17,697,507

Total investments	1,715,143,324	1,532,862,512

Investment income receivable	11,374,091	15,891,571

Total assets	1,726,517,415	1,548,754,083
Other liabilities	(997,855)	(5,874,211)
Pending trades	(95,893,915)	(97,966,297)

Total net assets of the Fixed Income Pool	$1,629,625,645	$1,444,913,575

Fixed Income Pool

	Years Ended December 31
	2004	2003

Net appreciation (depreciation) in the fair value of investments:
U.S. government securities	$(1,765,067)	$(5,789,924)
Corporate bonds - preferred	(2,131,076)	(1,455,127)
Corporate bonds - other	280,885	5,763,922
Corporate stock - preferred	(3,647,487)	(3,758,584)
Corporate stock - common	253,471	274,536
Interest in partnerships/joint ventures	2,007,634	(3,462,964)
Interest in collective trusts	4,873,763	1,365,953
Other investments	1,633,958	781,363

Total net appreciation (depreciation)	1,506,081	(6,280,825)

Interest and dividends	60,272,292	54,783,965

Total investment income of the Fixed Income Pool	$61,778,373	$48,503,140

HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

3. Investments (Continued)

International Pool

	December 31
	2004	2003

Investments, at fair value:
Money market securities	$11,360,338	$13,189,472
Corporate bonds - other	227,363	191,626
Corporate stock - preferred	3,153,799	1,136,208
Corporate stock - common	405,015,171	345,481,627
Interest in collective trusts	80,687,517	43,112,633
Interest in registered investment companies	2,176,530	—
Other investments	8,808,976	20,608

Total investments	511,429,694	403,132,174

Investment income receivable	655,911	625,624

Total assets	512,085,605	403,757,798
Other liabilities	(538,064)	(396,705)
Pending trades	(492,224)	(399,797)

Total net assets of the International Pool	$511,055,317	$402,961,296

International Pool

	Years Ended December 31
	2004	2003

Net appreciation (depreciation) in the fair value of investments:
Corporate bonds - other	$36,354	$50,070
Corporate stock - preferred	456,882	573,166
Corporate stock - common	60,017,457	82,964,227
Interest in collective trusts	11,824,837	21,084,221
Interest in registered investment companies	616,771	—
Other investments	913,165	(59,844)

Total net appreciation	73,865,466	104,611,840

Interest and dividends	8,724,484	6,369,305

Total investment income of the International Pool	$82,589,950	$110,981,145

HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

3. Investments (Continued)

Large Company Growth Pool

	December 31
	2004	2003

Investments, at fair value:
Corporate stock - preferred	$—	$58,493
Corporate stock - common	585,185,859	507,604,196
Interest in collective trusts	77,236,805	40,961,888
Other investments	—	1,057,828

Total investments	662,422,664	549,682,405

Investment income receivable	235,894	247,203

Total assets	662,658,558	549,929,608
Other liabilities	(808,077)	(505,093)
Pending trades	(796,363)	(1,055,321)

Total net assets of the Large Company Growth Pool	$661,054,118	$548,369,194

Large Company Growth Pool

	Years Ended December 31
	2004	2003

Net appreciation (depreciation) in the fair value of investments:
Corporate stock - preferred	$(58,473)	$133,251
Corporate stock - common	49,408,230	122,559,477
Interest in collective trusts	3,118,739	23,382,363
Other investments	—	(459)

Total net appreciation	52,468,496	146,074,632

Interest and dividends	3,955,847	2,638,921

Total investment income of the Large Company Growth Pool	$56,424,343	$148,713,553

HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

3. Investments (Continued)

Large Company Value Pool

	December 31
	2004	2003

Investments, at fair value:
Corporate stock - preferred	$—	$598,550
Corporate stock - common	657,617,111	498,815,014
Interest in collective trusts	95,039,778	132,009,120
Interest in registered investment companies	—	552,283
Other investments	—	26,333

Total investments	752,656,889	632,001,300

Investment income receivable	1,151,851	648,726

Total assets	753,808,740	632,650,026
Other liabilities	(1,009,422)	(696,181)
Pending trades	(25,133)	1,569,825

Total net assets of the Large Company Value Pool	$752,774,185	$633,523,670

Large Company Value Pool

	Years Ended December 31
	2004	2003

Net appreciation in the fair value of investments:
Corporate stock - preferred	$7,478	$598,550
Corporate stock - common	68,170,564	117,672,264
Interest in collective trusts	6,644,429	15,982,734
Interest in registered investment companies	408,875	150,582

Total net appreciation	75,231,346	134,404,130

Interest and dividends	11,551,493	8,747,300

Total investment income of the Large Company Value Pool	$86,782,839	$143,151,430

HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

3. Investments (Continued)

Small Company Growth Pool

	December 31
	2004	2003

Investments, at fair value:
Corporate stock - common	$245,828,973	$287,816,906
Interest in collective trusts	174,059,996	70,318,508
Other investments	223,728	148,335

Total investments	420,112,697	358,283,749

Investment income receivable	47,533	64,547

Total assets	420,160,230	358,348,296
Other liabilities	(520,913)	(421,621)
Pending trades	(286,811)	(5,485,829)

Total net assets of the Small Company Growth Pool	$419,352,506	$352,440,846

Small Company Growth Pool

	Years Ended December 31
	2004	2003

Net appreciation in the fair value of investments:
Corporate stock - common	$17,910,071	$66,033,065
Interest in collective trusts	21,245,148	35,006,736

Total net appreciation	39,155,219	101,039,801

Interest and dividends	1,120,037	770,421

Total investment income of the Small Company Growth Pool	$40,275,256	$101,810,222

HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

3. Investments (Continued)

Small Company Value Pool

	December 31
	2004	2003

Investments, at fair value:
Corporate bonds - preferred	$—	$758,798
Corporate bonds - other	397,470	—
Corporate stock - preferred	—	1,229,600
Corporate stock - common	391,103,739	319,618,828
Interest in partnerships/joint ventures	2,815,404	1,687,920
Interest in collective trusts	204,539,331	141,363,177
Other investments	135,774	—

Total investments	598,991,718	464,658,323

Investment income receivable	322,239	220,288

Total assets	599,313,957	464,878,611
Other liabilities	(1,063,399)	(628,345)
Pending trades	(176,569)	578,716

Total net assets of the Small Company Value Pool	$598,073,989	$464,828,982

Small Company Value Pool

	Years Ended December 31
	2004	2003

Net appreciation in the fair value of investments:
Corporate bonds - preferred	$—	$21,033
Corporate bonds - other	61,726	—
Corporate stock - preferred	—	229,600
Corporate stock - common	74,459,984	108,608,554
Interest in partnerships/joint ventures	404,404	233,668
Interest in collective trusts	30,390,722	38,730,384

Total net appreciation	105,316,836	147,823,239

Interest and dividends	4,416,405	3,670,686

Total investment income of the Small Company Value Pool	$109,733,241	$151,493,925

HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

3. Investments (Continued)

Interest Income Pool

	December 31
	2004	2003

Investments, at fair value:
Interest in collective trusts	$268,029,839	$281,015,090
Interest in insurance general account	7,321,041	7,042,562
Interest in Fixed Income Pool	261,581,824	245,436,378
Synthetic guaranteed investment contract wrapper	(25,618,815)	(22,691,510)

Total investments	511,313,889	510,802,520

Investment income receivable	63,036	21,060

Total assets	511,376,925	510,823,580
Other liabilities	(434,152)	—

Total net assets of the Interest Income Pool	$510,942,773	$510,823,580

Interest Income Pool

	Years Ended December 31
	2004	2003

Net appreciation in the fair value of investments:
Interest in collective trusts	$3,538,983	$3,390,195
Interest in Fixed Income Pool	16,145,447	17,576,583
Other investments	13,218,141	12,089,372

Total net appreciation	32,902,571	33,056,150

Interest and dividends	616,859	294,674

Total investment income of the Interest Income Pool	$33,519,430	$33,350,824

HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

3. Investments (Continued)

Company Stock Pool

	December 31
	2004	2003

Investments, at fair value:
HCA common stock	$767,718,593	$917,533,709
Interest in collective trusts	13,376,326	8,312,082

Total investments	781,094,919	925,845,791

Investment income receivable	25,068	9,878

Total assets	781,119,987	925,855,669
Other liabilities	(578,049)	(41,498)

Total net assets of the Company Stock Pool	$780,541,938	$925,814,171

Company Stock Pool

	Years Ended December 31
	2004	2003

Net appreciation (depreciation) in the fair value of investments:
HCA common stock	$(61,282,878)	$30,937,958

Interest and dividends	8,466,180	1,919,674

Total investment income (loss) of the Company Stock Pool	$(52,816,698)	$32,857,632

HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5. Income Tax Status

The Plan has received its most recent determination letter from the Internal Revenue Service dated May 13, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

6. Transactions with Parties-In-Interest

Transactions with parties-in-interest include purchases and sales of assets through the Trustee, contributions from the Company, dividends received on HCA Inc. common stock and fees paid during the year for accounting and other services.

7. Securities Lending

The Master Trust lends its securities under securities borrowing agreements on terms which permit it to lend its securities to other entities for a premium. At December 31, 2004 and 2003, the Master Trust had securities on loan of $516,868,775 and $339,535,135, respectively, and the total value of cash collateral provided to the Master Trust was $492,522,476 and $334,348,948, respectively. The fair value of the securities loaned is measured against the cash collateral on a periodic basis. The amount of net investment gain for the years ended December 31, 2004 and 2003 from securities lending was $815,877 and $547,677, respectively.

8. Subsequent Event

Effective January 1, 2005, the Plan was amended to reduce the age requirement for participation in the Plan from age 21 to age 18.

HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

9. Difference Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits, transfers, and deemed distributions per the financial statements to the Form 5500:

	December 31
	2004	2003
Net assets available for benefits per the financial statements	$3,857,872,090	$3,046,550,684
Plus: Transfer of assets from EPIC Healthcare Group Inc. Profit Sharing Plan	—	53,395,468
Plus: Transfer of assets from Healthtrust, Inc. 401 (k) Retirement Program	—	421,259,733
Less: Deemed distributions of participant loans	(2,703,496)	(2,587,692)

Net assets available for benefits per the Form 5500	$3,855,168,594	$3,518,618,193

Year Ended
December
31, 2004
Transfers per the financial statements	$474,655,201
Less: Transfer of assets from EPIC Healthcare Group Inc. Profit Sharing Plan at December 31, 2003	(53,395,468)
Less: Transfer of assets from Healthtrust Inc. 401(k) Retirement Program at December 31, 2003	(421,259,733)

Transfers per the Form 5500	$—

Year Ended
December 31,
2004
Deemed distributions per the financial statements	$—
Add: Deemed distributions at December 31, 2004	2,703,496
Less: Deemed distributions as December 31, 2003	(2,587,692)

Deemed distributions per the Form 5500	$115,804

HCA 401(k) Plan

EIN: 75-2497104 Plan Number: 004
Schedule H, Line 4a

Schedule of Delinquent Participant Contributions
(Modified Cash Basis)

Year Ended December 31, 2004

		Total That Constitutes Non-
	Participant Contribution	Exempt Prohibited
Year Ended	Transferred Late to Plan	Transaction
2004	$30,148	$30,148

Earnings on late remittances were paid to the Plan in 2004.

HCA 401(k) Plan

EIN: 75-2497104 Plan Number: 004
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)
(Modified Cash Basis)

December 31, 2004

		(c) Description of Investment,
		Including Maturity Date,
	(b) Identity of Issue, Borrower,	Rate of Interest, Collateral,	(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	Value

	Participant loans	Interest ranging from 4.00% to 9.50%	$120,832,381

Note: Column (d) is not included as the investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee Members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2005

HCA 401(k) PLAN
By: Retirement Committee, Plan Administrator

/s/ A. Bruce Moore, Jr.

Name: A. Bruce Moore, Jr.
Title: Chairman, Retirement Committee